# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Permian Resources Corp, CIK 0001658566
CUSIP: 71424F105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 300 N. Marienfeld St., Suite 1000, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0001104659-24-061985
Filed by CIK 0001247497
Persons authorized to receive notices and communications: Christina Shalhoub, c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York (NY), 10019, (212) 993-0076

## Reporting persons
- Silver Run Sponsor, LLC (CIK 0001665629): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
  Comment: Delaware Limited Liability Company
- Silver Run Sponsor Manager, LLC (CIK 0001667431): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
  Comment: Delaware Limited Liability Company
- REL US Centennial Holdings, LLC (CIK 0001692660): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- REL IP General Partner LP (CIK 0001692835): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- REL IP General Partner Limited (CIK 0001692862): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Energy Limited Investment Holdings, LP (CIK 0001693264): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Holdings II (Cayman) Ltd. (CIK 0001693263): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Non-ECI USRPI AIV, L.P. (CIK 0001692664): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Non-ECI USRPI AIV GP, L.L.C. (CIK 0001692815): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- Riverstone Non-ECI Partners GP (Cayman), L.P. (CIK 0001692896): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Non-ECI GP Cayman LLC (CIK 0001692922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- Riverstone Non-ECI GP Ltd. (CIK 0001692880): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone VI Centennial QB Holdings, L.P. (CIK 0001692648): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Energy Partners VI, L.P. (CIK 0001686391): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Energy GP VI, LLC (CIK 0001686387): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- Riverstone Energy GP VI Corp (CIK 0001686355): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverstone Holdings LLC (CIK 0001247497): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
  Comment: Delaware Limited Liability Company
- Riverstone/Gower Mgmt Co Holdings, L.P. (CIK 0001706129): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
- Riverstone Management Group, L.L.C. (CIK 0001705948): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
  Comment: Delaware Limited Liability Company
- David M. Leuschen (CIK 0001222726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)
- Pierre F. Lapeyre, Jr. (CIK 0001232151): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,263,978; sole dispositive power 0; shared dispositive power 1,263,978; aggregate amount beneficially owned 1,263,978 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Permian Resources Corp
Address of issuer's principal executive offices: 300 N. Marienfeld St., Suite 1000, Midland, Texas (TX), 79701
Comment: This Amendment No. 18 to Schedule 13D (this "Amendment No. 18") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the "Schedule 13D"), relating to the Class A Common Stock (the "Class A Common Stock") of Permian Resources Corporation (formerly known as Centennial Resource Development, Inc.) (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

September 2025 Sales

On September 15, 2025, Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC, and David M. Leuschen (collectively, the "Riverstone Parties") sold an aggregate of 40,332,991 shares of Class A Common Stock at a price of $13.46 per share (the "Offering") to Morgan Stanley & Co. LLC, Citigroup Global Markets, Inc. and Goldman Sachs & Co. LLC (the "Underwriters") pursuant to an underwriting agreement dated as of September 15, 2025 (the "2025 Underwriting Agreement"), by and among the Issuer, the Underwriters, the Riverstone Parties and certain other selling stockholders. The Offering closed on September 16, 2025.

Pursuant to the 2025 Underwriting Agreement, each of the Riverstone Parties has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, such each Riverstone Party will not, during the period ending 45 days after the date of the final prospectus filed in connection with the Offering: (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock.

The foregoing description of the 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the 2025 Underwriting Agreement, which is filed as Exhibit 15 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The ownership information set forth herein is as of September 16, 2025 and is based on 744,304,408 shares of Class A Common Stock outstanding as set forth in the Issuer's Prospectus filed on September 15, 2025.

Silver Run Sponsor is the record holder of 1,263,978 shares of Class A Common Stock. Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management. Riverstone Management is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings and the sole shareholder of Riverstone Holdings II. Riverstone Holdings is the managing member of Silver Run Manager, which is the managing member of Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Management, Riverstone/Gower, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor. Each such entity or person disclaims beneficial ownership of these securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days neither the Reporting Persons nor any of the Related Persons has effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 16, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2025 Underwriting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as described in Item 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 15: Underwriting Agreement, dated as of September 15, 2025 (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on September 16, 2025).

## Signatures
- Silver Run Sponsor, LLC: By: Silver Run Sponsor Manager, LLC, its managing member, /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Silver Run Sponsor Manager, LLC: /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- REL US Centennial Holdings, LLC: By: REL IP General Partner LP, its managing member, By: REL IP General Partner Limited, its general partner, /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- REL IP General Partner LP: By: REL IP General Partner Limited, its general partner, /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- REL IP General Partner Limited: /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- Riverstone Energy Limited Investment Holdings, LP: By: Riverstone Holdings II (Cayman) Ltd., its general partner, /s/ David M. Leuschen, David M. Leuschen, Director (09/17/2025)
- Riverstone Holdings II (Cayman) Ltd.: /s/ David M. Leuschen, David M. Leuschen, Director (09/17/2025)
- Riverstone Non-ECI USRPI AIV, L.P.: By: Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner, /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Riverstone Non-ECI USRPI AIV GP, L.L.C.: /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Riverstone Non-ECI Partners GP (Cayman), L.P.: By: Riverstone Non-ECI GP Cayman LLC, its general partner, By: Riverstone Non-ECI GP Ltd., its sole member, /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- Riverstone Non-ECI GP Cayman LLC: By: Riverstone Non-ECI GP Ltd., its sole member, /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- Riverstone Non-ECI GP Ltd.: /s/ Thomas Smith, Thomas Smith, Director (09/17/2025)
- Riverstone VI Centennial QB Holdings, L.P.: By: Riverstone Energy Partners VI, L.P., its general partner, By: Riverstone Energy GP VI, LLC, its general partners, /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Riverstone Energy Partners VI, L.P.: By: Riverstone Energy GP VI, LLC, its general partners, /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Riverstone Energy GP VI, LLC: /s/ Thomas Smith, Thomas Smith, Managing Director (09/17/2025)
- Riverstone Energy GP VI Corp: /s/ Thomas Smith, Thomas Smith, Vice President (09/17/2025)
- Riverstone Holdings LLC: /s/ Thomas Smith, Thomas Smith, Authorized Person (09/17/2025)
- Riverstone/Gower Mgmt Co Holdings, L.P.: By: Riverstone Management Group, L.L.C., its general partners, /s/ Thomas Smith, Thomas Smith, Manager (09/17/2025)
- Riverstone Management Group, L.L.C.: /s/ Thomas Smith, Thomas Smith, Manager (09/17/2025)
- David M. Leuschen: /s/ David M. Leuschen, David M. Leuschen (09/17/2025)
- Pierre F. Lapeyre, Jr.: /s/ Pierre F. Lapeyre, Jr., Pierre F. Lapeyre, Jr. (09/17/2025)